[LETTERHEAD OF SATTERLEE STEPHENS BURKE & BURKE LLP]


                                                                          , 1996
                                                               -----------


4health Inc.
5485 Conestoga Court
Boulder, Colorado 80301

          Re: Agreement and Plan of Merger between 4health Inc., and Surgical Technologies, Inc.

Gentlemen:

     We have acted as counsel to 4health Inc., a California corporation ("4Health"), in connection with a proposed merger (the "Merger") of 4Health with and into Surgical Technologies, Inc., a Utah corporation ("Surgical"), pursuant to the terms of the Agreement and Plan of Merger dated as of April 10, 1996, as amended by an amendment dated June 4, 1996 (the "Agreement"), between 4Health and Surgical, described in the Joint Proxy Statement/Prospectus (the "Joint Proxy Statement/Prospectus") included in the Registration Statement on Form S-4 (SEC File No. 333-3243) originally filed by Surgical with the Securities and
Exchange Commission on May 7, 1996, as amended by Amendment No. 1 dated        ,
                                                                        -------
1996, and as declared effective on June    , 1996 (the "Registration
                                        ---
Statement"). This opinion is being rendered pursuant to your request. All capitalized terms, unless otherwise specified, have the meaning assigned to them in the Joint Proxy Statement/Prospectus.

     In connection with the opinion below, we have examined and have relied upon the facts, representations, and covenants set forth in (i) the Agreement, (ii) the Joint Proxy Statement/Prospectus and (iii) such other documents as we have deemed necessary and appropriate in order to enable us to render the opinion below. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic copies and the authenticity of the originals of such copies. We have further assumed that the Merger will be properly effected as provided in the Agreement. In rendering the opinion set forth below, we have also relied upon the information contained in certificates of public officials and officers of 4Health and Surgical.

     In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, pertinent judicial authorities, Internal Revenue Service interpretive rulings and revenue procedures as in effect on the date hereof and such other authorities as we have considered relevant.

     Based upon and subject to the foregoing, we are of the opinion that the Merger will, under current law, constitute a tax-free reorganization under
Section 368(a) of the Code, and that 4Health and Surgical will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

     As a tax-free reorganization, the Merger will have the following federal income tax consequences for holders of 4Health Common Stock and 4Health Series A Stock (as such terms are defined below), 4Health and Surgical:

     1. No gain or loss will be recognized by 4Health or Surgical as a result of the Merger.

     2. Surgical's tax basis in each 4Health asset received by Surgical in the Merger generally will be the same as 4Health's tax basis in the asset immediately prior to the Merger.
     3. Surgical's holding period for tax purposes of each 4Health asset received by Surgical in the Merger will include the holding period during which the asset was held by 4Health.

     4. No gain or loss will be recognized by the holders of common stock, no par value per share, of 4Health ("4Health Common Stock") as a result of the exchange of such shares for shares of Surgical common stock, par value $0.01 per share ("New Common Stock"). Any cash received by a holder of 4Health Common Stock in lieu of a fractional share will be treated as received in exchange for such fractional share, and not as a dividend. Any gain or loss recognized as a result of the receipt of such cash will be capital gain or loss equal to the difference between the cash received and the portion of the shareholder's basis in the 4Health Common Stock allocable to such fractional share interest.

     5. No gain or loss will be recognized by the holders of preferred stock, par value $1.00 per share, of 4Health ("4Health Series A Stock") as a result of the exchange of such shares for New Common Stock. Any cash received by a holder of 4Health Series A Stock in lieu of a fractional share will be treated as received in exchange for such fractional share, and not as a dividend. Any gain or loss recognized as a result of the receipt of such cash will be capital gain or loss equal to the difference between the cash received and the portion of the shareholder's basis in the 4Health Series A Stock allocable to such fractional share interest.

     6. The tax basis of the New Common Stock (including Contingent Shares) to be received by the holders of 4Health Common Stock or 4Health Series A Stock in the Merger will, in the aggregate, be the same as the aggregate tax basis of the 4Health Common Stock or 4Health Series A Stock surrendered in exchange therefor. Until the final distribution of Contingent Shares of New Common Stock has been made, the interim basis of each share of New Common Stock received by the holders of 4Health Common Stock or 4Health Series A Stock will be determined as though the maximum number of Contingent Shares had been issued to the holders of 4Health Common Stock or 4Health Series A stock.

     7. The holding period of the New Common Stock to be received by the holders of 4Health Common Stock or 4Health Series A Stock in the Merger will include the period during which such shareholders held their 4Health Common Stock or 4Health Series A Stock, provided the shares of 4Health Common Stock or 4Health Series A Stock were held as a capital asset.

     Except as set forth above, we express no opinion as to the tax consequences to any party, whether federal, state, local or foreign, of the Merger or any transactions related to the Merger or contemplated by the Agreement. Additionally, we express no opinion as to the tax treatment of any condition existing at the time of, or the effects resulting from, the transaction which are not specifically addressed in the foregoing opinion. Should any of the representations or facts set forth in the representations referred to above relied upon by us prove to be incomplete, inaccurate or untrue, either now or in the future, this opinion could be nullified and the risk of successful challenge by the Internal Revenue Service could be increased.

     This opinion is being furnished to you in accordance with Section 7.02(c) of the Agreement and may not be used or relied upon by any other person for any other purpose and, except as referred to in the Joint Proxy
Statement/Prospectus, may not be circulated, quoted or otherwise referred to for any other purpose without our express written consent.


                                            Very truly yours,